SUB-ITEM 77D(g)

On March 26, 2009 the Board of The China Fund, Inc. approved a revision to the Funds investment policy regarding lending of portfolio securities to increase the percentage of securities that the Fund might lend from 25% of the Funds net assets to 33 1/3% of the Funds total assets.